DR. LIOR E. YAHALOMI Executive Vice President Chief Financial Officer Vishay Intertechnology, Inc.

September 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Tom Jones

Re:	Vishay Intertechnology, Inc.
Form 10-K for the fiscal year December 31, 2009
Filed February 26, 2010
File No. 1-07416

Dear Mr. Jones:

     This letter sets forth the responses of Vishay Intertechnology, Inc. (the “Company”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated as of August 20, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”). We have incorporated the Staff’s comments into this response letter below, and the Company’s responses thereto are set forth after each comment.

Item 7: Management’s Discussion and Analysis

Overview, page 33

1.	When drafting future “Overview” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations in your future filings, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operation performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

  be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;
Vishay Intertechnology, Inc
Corporate Headquarters 63 Lancaster Ave., Malvern PA 19355-2143 U.S.A. Phone (610) 644-1300 Fax (610) 644-5812 www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

  include economic or industry-wide factors relevant to the company;

  provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

  address other issues mentioned in the Release.
We note, for example, the themes and matters discussed in your August 3, 2010 earnings conference call, your historical acquisition strategy, your comments on the conference call regarding your future acquisition strategy, and the restructuring and severance costs incurred in each year since 2001.

     Response: The Company acknowledges the Staff’s comment. In future filings, the Company confirms it will carefully review the guidance in Release 34-48960 (December 19, 2003) when drafting “Overview” sections for its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Many of the matters cited in the Staff’s comment are addressed elsewhere in MD&A. In future filings, the Company will also include, in the “Overview” section, a summary of the most important matters on which its executives focus in evaluating financial condition and operation performance and provide a context for the discussion and analysis of the financial statements in response to the Staff’s comment.

Item 11. Executive Compensation, page 68

2.	We refer to your disclosure under “Performance Philosophy” that you have incorporated by reference from page 21 of your proxy statement. You indicate that the bonuses for the named executive officers were keyed to an “adjusted net income” performance metric. In future filings, disclose the level of adjusted net income necessary for such bonuses to be earned and more clearly explain and quantify how “adjusted net income” differs from your GAAP net income.

     Response: The Company acknowledges the Staff’s comment. As disclosed in the Company’s proxy statement filed with the Commission on April 27, 2010 (the “Proxy Statement”), the Compensation Committee of the board of directors of the Company determined that the incentive compensation of Dr. Felix Zandman, the Company’s Executive Chairman, Chief Technology and Business Development Officer, and Dr. Gerald Paul, the Company’s Chief Executive Officer, President and Director, should be primarily in the form of a percentage of “adjusted net income.” The incentive compensation was not tied to the attainment of specific “goals” or “levels.” Instead, as disclosed on pages 24 and 25 of the Proxy Statement, each executive’s bonus was calculated as a percentage of “adjusted net income.” As further described in the Proxy Statement, Dr. Zandman’s bonus was equal to 3.0% of “adjusted net income” and Dr. Paul’s bonus was equal to 1.0% of “adjusted net income,” in each case limited to three times the executive’s base salary. In future filings, the Company will clearly indicate how such bonuses are keyed to “adjusted net income” and will more clearly explain how “adjusted net income” differs from and reconciles to the Company’s net income calculated in accordance with GAAP, in response to the Staff’s comment. With respect to the Company’s other named executive officers whose bonuses are keyed in whole or in part to an “adjusted net income” performance metric, the Company will disclose the level of “adjusted net income” necessary for such bonuses to be earned, unless such information is not material to an understanding of the compensation of the Company’s named executive officers or, if material, the disclosure of such information would result in competitive harm to the Company under the applicable Freedom of Information Act standards as set forth in Instruction 4 of Item 402(b) of Regulation S-K. If the Company makes such a determination regarding competitive harm, the Company will conduct and contemporaneously memorialize its analysis as contemplated by the Staff in Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, and provide additional disclosure as required by Item 402 of Regulation S-K with respect to the degree of difficulty or likeliness of achieving the goals or criteria without disclosing information that poses a reasonable risk of competitive harm.

Vishay Intertechnology, Inc
Corporate Headquarters 63 Lancaster Ave., Malvern PA 19355-2143 U.S.A. Phone (610) 644-1300 Fax (610) 644-5812 www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

3.	We refer to your disclosure under “Compensation Components” that you have incorporated by reference from page 23 of your proxy statement. We note you disclose on page 23 that the compensation committee reviewed data on 47 public companies but “did not select specific peer group” whereas your disclosure on page 24 states that for base salary purposes the compensation committee “selected the group of peer group companies.” In future filings, please reconcile this disclosure and for any element of compensation where the compensation committee utilized peer group data, please identify the companies in the peer group and disclose how the data was utilized.

     Response: The Company acknowledges the Staff’s comment. In future filings, the Company will reconcile and supplement this disclosure in response to the Staff’s comment.

4.	We note the disclosure of factors considered by the compensation committee in determining base salary in the first paragraph under the section “Base Salary” on page 24 of your proxy statement. In future filings, clarify how you weigh the factors in determining base salary.

     Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that it subjectively weighs the referenced factors and does not apply any specific qualitative weighting of the various factors when determining base salary. In future filings, the Company will revise its disclosure to clarify the above in response to the Staff’s comment. As disclosed on page 24 of the Proxy Statement, the Compensation Committee of the board of directors of the Company reviews these factors and base salary levels once each year.

Vishay Intertechnology, Inc
Corporate Headquarters 63 Lancaster Ave., Malvern PA 19355-2143 U.S.A. Phone (610) 644-1300 Fax (610) 644-5812 www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

5.	We note the disclosure under “Incentive Compensation” on page 24 of your proxy statement that goals are established at the beginning of each calendar quarter. In future filings, disclose the goals, and for each goal disclose whether it was met.

     Response: The Company acknowledges the Staff’s comment. In future filings, the Company will disclose the “goals” and performance criteria described in the referenced portions of the Proxy Statement, unless such goals are not material to an understanding of the compensation of the Company’s named executive officers or, if material, the disclosure of such goals would result in competitive harm to the Company under the applicable Freedom of Information Act standards as set forth in Instruction 4 of Item 402(b) of Regulation S-K. If the Company makes such a determination regarding competitive harm, the Company will conduct and contemporaneously memorialize its analysis as contemplated by the Staff in Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, and provide additional disclosure as required by Item 402 of Regulation S-K with respect to the degree of difficulty or likeliness of achieving the goals or criteria without disclosing information that poses a reasonable risk of competitive harm. The Company further notes that, as disclosed on page 25 of the Proxy Statement, the performance goals are established at the beginning of each calendar year.

6.	We note your disclosure regarding performance goals in the last two paragraphs on page 44 and the performance criteria described in the first paragraph on page 45 of your proxy statement. In future filings, please disclose the goals and criteria and disclose whether each was met.

     Response: The Company acknowledges the Staff’s comment. The Company refers the Staff to its response to Comment 5.

7.	Regarding the goals and criteria referred to in our comments above, in future filings provide more specific disclosure of the nature of the goals and criteria without disclosing information that is appropriate for confidential treatment. To the extent you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(h) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals and criteria, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

     Response: The Company acknowledges the Staff’s comment. The Company refers the Staff to its response to Comment 5.

Vishay Intertechnology, Inc
Corporate Headquarters 63 Lancaster Ave., Malvern PA 19355-2143 U.S.A. Phone (610) 644-1300 Fax (610) 644-5812 www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

     The Company hereby acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (610) 644-1300 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ Lior E. Yahalomi
Dr. Lior E. Yahalomi
Executive Vice President
Chief Financial Officer
Vishay Intertechnology, Inc.

cc:	Dr. Gerald Paul
President and Chief Executive Officer
Vishay Intertechnology, Inc.

Marc L. Frohman, Esq.
Senior Vice President, Corporate General
Counsel & Corporate Secretary
Vishay Intertechnology, Inc.

Vishay Intertechnology, Inc
Corporate Headquarters 63 Lancaster Ave., Malvern PA 19355-2143 U.S.A. Phone (610) 644-1300 Fax (610) 644-5812 www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS